September 21, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Terrence O’Brien

                 Accounting Branch Chief

Re:	POSCO

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 30, 2012

File No. 1-13368

Dear Mr. O’Brien:

Reference is made to your letter dated August 13, 2012 (the “Comment Letter”) addressed to POSCO (“POSCO” or the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “Annual Report”). The Company would like to thank you for your review of its Annual Report.

The Company sets forth in this letter its responses to the numbered comments in your letter. For your convenience, the Company has included the text of the Staff’s comments in bold and keyed its responses accordingly. Page and paragraph references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

General

1.	In future filings, please consistently order numerical data presented in tabular and narrative format throughout your document. In this regard, the financial statements present 2011 financial information first and 2010 financial information last. However, you present the older periods in all of the other sections of your Form 20-F. Please refer to SAB Topic 11:E for guidance.

Mr. Terence O’Brien

Securities and Exchange Commission

In future filings, the Company will consistently order numerical data presented in tabular and narrative format throughout the annual report on Form 20-F (including the financial statements) so that the older periods are presented first followed by the more recent periods.

Item 4.B. Business Overview, page 18

2.	In future filings, please revise your Domestic Market disclosures to separately present the tons of steel you sold in the Korean market from the other Korean steel companies’ sales. Please also disclose your market share of the Korean market for each period presented, including an explanation for material changes. Please refer to the disclosures you provided in your fiscal year 2010 Form 20-F on pages 24 and 25.

In future filings, the Company will separately present the tons of steel it sold in the Korean market from the other Korean steel companies’ sales. On a non-consolidated basis, the Company will also disclose its market shares for each of its principal product lines that are sold in the Korean market for the periods presented, including explanations if there are material changes to the market shares.

Item 5.A. Operating Results, page 38

Operating Results – 2010 Compared to 2011, page 46

3.	We note that revenues from the Trading reportable segment has significantly increased from Won 2,982 billion in fiscal year 2009 to Won 21,097 billion in fiscal year 2011, which is 30.6% of consolidated revenue for fiscal year 2011. As such, please provide more substantive and informative disclosures in future filings to enable investors to better understand the primary transactions that comprise this reportable segment’s revenues as well as your change in risk exposures created by the growth in this portion of your operations. In this regard, please fully describe the types of transactions that materially comprise revenues. As part of this disclosure, please ensure you clearly explain how you determine revenues are recognized as part of your Trading reportable segment versus your Steel reportable segment. Please also identify the sequence of events that enable the Trading reportable segment to identify potential sales opportunities and how the Trading reportable segment consummates the sales transaction. As part of this disclosure, please describe the extent to which sales are comprised of transactions where you assume an obligation to acquire the products and/or raw materials before a customer commits to purchasing the corresponding products and/or raw materials from you, including a description of the inventory and price risks you assume in these types of transactions and how you manage your exposure to these risks along with a discussion of any derivative instruments you acquire to mitigate your exposure. Please disclose the amount of material losses from this activity, or state that no material losses have been incurred. Please also disclose the impact of this activity on your liquidity by describing the time period that generally elapses between your payment to acquire the products and/or raw materials and your receipt of payment from your customer. Please provide a more comprehensive discussion as to why the Trading reportable segment profit margin is less than 1% of external revenues and comprises only 4.7% of total segment profit even though external revenues are 30.6% of total segment external revenues. As part of this discussion, please explain whether the growth in this business activity is expected to cause a material reduction in consolidated profit margins. Finally, please provide a more comprehensive discussion that explains how the Trading reportable segment manages its foreign currency exposure given that 90% of this segment’s revenues are generated from export sales and third-country trade.

Mr. Terence O’Brien

Securities and Exchange Commission

In future filings, the Company will provide more substantive and informative disclosures regarding the Trading Segment as requested by the Staff to enable investors to better understand the primary transactions that comprise this reportable segment’s revenues as well as the Company’s change in risk exposure created by growth in its trading operations.

4.	In future filings, please quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, raw material inflation pass-through, the introduction of new products, recent acquisitions, and foreign exchange effects attributed to the increase or decrease in revenues and gross profit at the consolidated level and the reportable segment level. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X for guidance. In addition, please quantify the impact of other factors you identified that contributed to fluctuations in the line items comprising income from continuing operations, as appropriate. Please refer to Item 303(a)(3)(i) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

In the Annual Report, the Company provided analyses of the impact of changes in sales volume and unit sales prices of its principal steel product lines and their impact on revenues of its Steel Segment, as well as analyses of the impact of changes in the purchase prices of material raw materials that are used to manufacture finished goods sold by the Steel Segment and their impact on the Company’s cost of sales. In future filings, the Company will disclose additional sales volume, sales price and raw material cost information of the other reportable segments that are quantifiable as well as information regarding the introduction of new products, recent acquisitions and foreign exchange effects, to the extent such developments have a material impact on the Company’s revenues and gross profit at the consolidated level or the reportable segment level.

5.	In future filings, please disclose the approximate amount of each of your key raw materials needed to produce a ton of steel. While the amount of raw materials needed will fluctuate based on the type and specifications of the final products and other factors, an estimate of this amount would provide useful information to an investor regarding your use of iron ore, coal, nickel, ferrochrome, stainless steel scrap, carbon steel scrap, and other key raw materials. To the extent not already provided elsewhere, please also disclose the average market price of your key raw materials for each period presented. Disclose the approximate amount of natural gas consumed per ton at your facilities’ normal operating levels, and consumption rates of key sources of electricity.

Mr. Terence O’Brien

Securities and Exchange Commission

In future filings, the Company will disclose the approximate amount of iron ore, coal and any other material raw materials needed to produce a ton of steel. The average purchase prices of such key raw materials are disclosed on page 28 of the Annual Report. In future filings, the Company will disclose the approximate amount of natural gas and electricity consumed at Pohang Works and Gwangyang Works, which are the Company’s principal production facilities.

6.	In future filings, where you identify multiple factors that contributed to a change in your results of operations, please quantify each contributing factor so an investor may assess the materiality of each factor. For example, on page 47, you disclose that your cost of sales increased by 50.6% primarily due to the consolidation of the cost of sales of Daewoo International, an increase in your sales volume of steel and non-steel products, and increases in the average prices of raw materials. However, you do not quantify how much each factor contributed to the 50.6% increase. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K. Please address this comment with respect to each reporting period.

In future filings, where the Company identifies multiple factors that contribute to a change in its results of operations (including the cost of sales), the Company will quantify each material contributing factor so that an investor may assess the relative materiality of each factor.

7.	In future filings, please expand upon your discussion and analysis of revenues and gross profit at the consolidated and reportable segment level to discuss the change in product mix and the impact on operations and to discuss the change between domestic and foreign sales and the impact on operations.

In the Annual Report, the Company provided analyses of changes in the product mix of its principal steel product lines and changes between their domestic and foreign sales as well as their impact on operations of the Company’s Steel Segment. In future filings, the Company will disclose additional product mix and domestic and foreign sales information of the other reportable segments, to the extent such information has a material impact on the Company’s revenues and gross profit at the consolidated level or the reportable segment level.

Item 5.B. Liquidity and Capital Resources, page 52

8.	In future filings, please expand your disclosure to provide additional clarity regarding the amounts of cash and cash equivalents and also other short-term financial assets that are available for your use for ongoing cash needs. In this regard, please disclose the amount of cash and cash equivalents and other short-term financial assets held outside of Korea, as well as the amounts that are restricted by laws to be used in other countries. Please also clarify that if cash and cash equivalents and/or other short-term financial assets held outside of Korea are needed for your operations in Korea, what tax implications, if any, you would be subject to in the event a foreign subsidiary granted you a cash dividend.

Mr. Terence O’Brien

Securities and Exchange Commission

In future filings, the Company will expand its disclosure to provide additional clarity regarding the amount of cash and cash equivalents and other short-term assets that are available for the Company’s ongoing cash needs. As of June 30, 2012, approximately 40.7% of the Company’s cash and cash equivalents and other short-term financial assets were held outside of Korea, which the Company expects to use in its capital expenditure activities abroad. In the event such cash and cash equivalents and other short-term financial assets are needed for the Company’s operations in Korea, such amounts are typically not restricted under local laws to be used in Korea. The Company understands that there are no material tax implications in the event the Company’s foreign subsidiaries elect to grant cash dividends to the Company. To the extent there are material limitations on usage in Korea or material tax implications, the Company will disclose such information in its future filings.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 86

9.	In future filings, please disclose your loss exposure for each type of open derivative contract. If any of your exposures are unlimited, please disclose this fact. As part of your disclosure, please ensure you clarify the specific market factors that could result in a material impact, positive or negative, to the consolidated financial statements based on your current, open derivative contracts. To the extent that the derivative contract is a hedge, please disclose the offsetting impact the market factor will have on the hedged item. For example, to the extent that you have foreign currency positions that would result in a material loss to profit before income tax and/or total equity if the US Dollar significantly increased against the Korean Won, please disclose this fact. Further, please explain any factors that would offset this loss on your derivative position, such as a decrease in raw material costs related to the derivative position. This expanded disclosure will provide investors with an understanding of the material uncertainty that you are exposed to for your derivative instruments. Please refer to Item 5.D. of Form 20-F for guidance. Please provide us with the disclosure you would have included in your fiscal year 2011 Form 20-F in response to this comment.

The Company strives to naturally offset its foreign exchange risk by matching foreign currency receivables with its foreign currency payables and its overseas subsidiaries have sought to further mitigate the adverse impact of exchange rate fluctuations by conducting business transactions in the local currency of the respective market in which the transactions are engaged. The Company’s foreign exchange risk management policy also determines foreign exchange risk tolerance level, measuring period, controlling responsibilities, management procedures, hedging period and hedging ratio very specifically. The Company also prohibits all speculative foreign exchange transactions and evaluates and manages foreign currency exposures to receivables and payables. Although the impact of exchange rate fluctuations is partially mitigated by such strategies, the Company and its subsidiaries, particularly Daewoo International Co., Ltd. and POSCO E&C Co., Ltd., also periodically enter into derivative contracts, primarily currency forward contracts, to further hedge their foreign exchange risks.

Mr. Terence O’Brien

Securities and Exchange Commission

None of the Company’s loss exposures related to such derivative contracts are unlimited, and the Company does not believe that its net derivative positions could result in a material loss to the Company’s profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of the Company’s derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation.

The disclosure that the Company would have included in its Annual Report in response to the Staff’s comment includes all of the above information. In addition, the Company will specify under Item 11 that the Company recorded gain on derivatives transactions of Won 549 billion and gain on valuation of derivatives of Won 111 billion in 2011 and recorded loss on derivatives transactions of Won 513 billion and loss on valuation of derivatives of Won 189 billion in 2011. On a net basis in 2011, the Company recorded net gain on derivatives transactions of Won 37 billion and net loss on valuation of derivatives of Won 77 billion.

1. General Information, page F-10

10.	Please confirm to us that there are no restrictions on the ability of any of your subsidiaries to transfer funds to you, the parent, in the form of cash dividends or to repay loans or advances. Otherwise, please provide the disclosure required by IAS 27.41(d) in future filings. To the extent that there are restrictions on the net assets of any of your consolidated subsidiaries, please provide us with your consideration of the guidance in Article 5-04 of Regulation S-X to provide parent-only condensed financial information.

The Company acknowledges the Staff’s comment and confirms that there are no restrictions on the ability of its subsidiaries to transfer funds to the parent in the form of cash dividends or for repayment of loans or advances.

To the extent there are material restrictions, the Company will provide additional disclosure in its annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”).

Mr. Terence O’Brien

Securities and Exchange Commission

11.	In future filings, please provide a schedule that demonstrates the effects of changes in your ownership interest in subsidiaries that do not result in a loss of control in accordance with IAS 27.41(e). Please also disclose your accounting policy for changes in ownership of consolidated subsidiaries that does not result in a loss of control in Note 3. Please refer to IAS 27.30 for guidance.

In 2011, the Company recognized Won (-)20,694 million in equity as a result of changes in its ownership interests in subsidiaries that do not result in a loss of control and included such amount in “changes in ownership interests in subsidiaries” of consolidated statements of change in equity.

The Company regarded such amount to be immaterial and concluded that additional disclosure was not required. Should there be material effects as a result of changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control, the Company will include the following disclosure in Note 1(b) in future filings.

The amounts of changes in equity recognized as a result of changes in the Company’s ownership interests in subsidiaries that do not result in a loss of control (20XX:[subsidiary one, subsidiary two, subsidiary three, etc.], 20XX:[subsidiary four, subsidiary five, subsidiary six, etc.]) are ￦ XXX million and ￦ XXX million for the year ended December 31, 20XX and 20XX, respectively.

In addition, the Company will disclose the following accounting policies in Note 3 in its 2012 Form 20-F.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

3. Summary of Significant Accounting Policies, page F-32

General

12.	In future filings, please provide the disclosures required by IAS 1.125 for the areas in which you note that you make assumptions and other estimations uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities.

The Company will provide the following additional disclosures in its 2012 Form 20-F by adding the italicized text set forth below to the respective Note.

•	Note 17. Provisions

Mr. Terence O’Brien

Securities and Exchange Commission

The following are the key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period.

•	Provision for bonus payments: estimations based on financial performance.

•	Provision for construction warranties: estimations based on historical warranty data.

•	Provision for legal contingencies and claims: estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficiently reliable estimate of the amount of loss.

•	Note 18. Employee Benefits

•

Discount rate: the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid.

•	Expected return on plan assets: based on the entire portfolio and considering long-term historical returns and asset allocations.

•	Expected future salary: based on the average increase of salary of the past three years.

All assumptions are reviewed on the reporting date. Additionally, the total estimated defined benefit plan liability includes actuarial assumptions associated with the long-term characteristics of defined benefit plan.

•	Note 25. Construction Contracts

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract.

The Company estimates the stage of completion of the contract based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

The estimated total contract costs are based on the nature and characteristics of an individual contract, historical costs of similar projects, and current circumstances. Only those contract costs that reflect work performed are included in costs incurred to date.

The following are the key assumptions for the estimated total contract cost.

Mr. Terence O’Brien

Securities and Exchange Commission

•	Material cost: estimations based on recent purchasing contracts, market price and quoted price.

•	Labor cost: estimations based on standard monthly and daily labor cost.

•	Outsourcing cost: estimations based on the historical costs of similar projects, market price and quoted price.

The management continually reviews all estimates involved in such construction contracts and adjusts them as necessary.

•	Note 34. Commitments and Contingencies

Contingent liabilities may develop in a way not initially expected. Therefore, the management continually assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the rare circumstances where no reliable estimate can be made). The management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

The management regularly analyses current information about these matters and provides provisions for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for provisions, the management considers the degree of probability of an unfavorable outcome and the ability to make a sufficiently reliable estimate of the amount of loss.

13.	In future filings, please disclose your accounting policy for guarantees that you provide and are reflected in Note 34. Please refer to the guidance in IAS 37, IFRS 4, and IAS 39. Please provide us with the disclosure you intend to include in future filings.

The Company will include the following disclosure in Note 3 in its 2012 Form 20-F.

Financial guarantee contracts are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of:

•	the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and

•	the amount initially recognized less cumulative amortization recognized on a straight-line basis over the guarantee period.

Mr. Terence O’Brien

Securities and Exchange Commission

Consolidation Policy, page F-32

(c) Associates, page F-33

14.	In future filings, please expand your disclosure to indicate whether or not adjustments have been made to conform any associate’s accounting policies to those of the parent. Please refer to IAS 28.26 - .27 for guidance.

The Company will include the following revised disclosure in Note 3 in its 2012 Form 20-F by adding the italicized text as set forth below.

If an associate uses accounting policies different from those of the Company for like transactions and events in similar circumstances, appropriate adjustments are made to the Company’s consolidated financial statements in applying the equity method.

As of and during the periods presented in the accompanying consolidated financial statements, no adjustments were made in applying the equity method [or explain the adjustments made].

Business combination, page F-33

15.	In future filings, please clarify your accounting for reacquired rights in a business combination. In this regard, it is unclear what you mean by “special provisions”. Please refer to IFRS 3.29 and .55 for guidance.

The Company respectfully submits that the term “special provision” was an inaccurate translation. There were no reacquired rights incurred during 2011 and 2010 in relation to the Company’s business combinations. In the current significant accounting policies note, there is a general description of the Company’s accounting policy that would be applied if reacquired rights were issued in relation to a business combination.

In future filings, the Company will revise the accounting policy description for reacquired rights as follows:

Reacquired rights are measured on the basis of the remaining contractual term of the related contract.

In future filings, if the Company obtains reacquired rights in a business combination, it will expand the related disclosures for accounting for the valuation of the reacquired rights.

Mr. Terence O’Brien

Securities and Exchange Commission

Cash and cash equivalents, page F-35

16.	In future filings, please expand your disclosure to state the period to maturity from the date you acquire cash equivalents. In this regard, we note that the majority of your cash equivalents are time deposits. Please refer to IAS 7.7 for guidance. Please provide us with the disclosure you intend to include in future filings.

The Company will include the following revised disclosure in Note 3 in its 2012 Form 20-F by adding the italicized text as set forth below.

Cash and cash equivalents comprise cash on hand, demand deposits and short-term investment in highly liquid securities that are readily convertible to known amounts of cash with original maturities of three months or less at the time of purchase and which are subject to an insignificant risk of changes in value.

Property, plant and equipment, page F-37

17.	In future filings, please disclose that you also review the depreciation method(s) used annually in addition to the useful lives and residual values, if correct. Please refer to IAS 16.61 for guidance.

The Company will include the following revised disclosure in Note 3 in its 2012 Form 20-F by adding the italicized text as set forth below.

The residual value, the useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Exploration for and evaluation of mineral resources, page F-40

18.	In future filings, please clarify that the reclassification of development assets at inception of extraction is when technical feasibility and commercial viability are demonstrable in accordance with IFRS 6.17.

The Company deemed “at inception of extract” as “when technical feasibility and commercial viability are demonstrable.” For clarifying reclassification of exploration and evaluation assets in accordance with IFRS 6.17, the Company will disclose the following revised disclosure in Note 3 Exploration for and evaluation of mineral resources in its 2012 Form 20-F by adding the italicized text and removing the struck-through text as set forth below:

(b) Development assets

Development assets consist of expenditures for the evaluation of oil fields, facility construction, drilling for viability and others. These development assets are reclassified as industrial rights (mining rights) ~~at inception of extraction~~ when the technical feasibility and commercial viability of extracting mineral resources are demonstrable.

Mr. Terence O’Brien

Securities and Exchange Commission

Impairment for non-financial assets, page F-41

19.	In future filings, please provide investors with a more comprehensive explanation of the CGU level at which goodwill has been allocated. Please also confirm that this is the same level at which management is monitoring goodwill. Please refer to IAS 36.80 - .85 and IFRS 8.9. Please also disclose the total number of CGUs with goodwill assigned by reportable segment. Please provide us with the disclosure you intend to include in future filings.

The Company will provide the following revised disclosures in Note 3 Impairments for non-financial assets in its 2012 Form 20-F by adding the italicized text as set forth below:

… A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The Company determined that individual operating entities are CGUs. …

In addition, the Company confirms that the CGU is the same level at which the management is monitoring goodwill.

The Company intends to make the following revised disclosure in Note 13 (C) in its 2012 Form 20-F.

(in millions of won)

Reporting Segments	Total number of CGUs		CGU	December 31, 2011	December 31, 2010
	December 31, 2011	December 31, 2010
Steel	11	9	POSCO-Thainox Public Company Limited	119,259	—
			POSCO VST Co., Ltd.	36,955	36,955
			Others	21,323	20,381
Trading	3	2	Daewoo International Corporation	1,163,922	1,163,922
			Others	13,316	1,929
E&C	3	1	POSCO Engineering Company(formerly, Daewoo Engineering Company)	194,637	194,637
			EPC EQUITIES LLP	49,931	—
			Others	11,796	—
Others	8	5	POSCO ENERGY Co., Ltd. (formerly, POSCO Power Corp.)	26,471	26,471
			NewAltec Co., Ltd.	8,079	—
			Others	11,128	3,448
Total	25	17		1,656,817	1,447,743

Mr. Terence O’Brien

Securities and Exchange Commission

Construction contracts, page F-47

20.	In future filings, please provide a description of the different types of contracts you use, including the typical terms of these contracts and how the type of contract may impact revenue recognition.

Construction contracts of the Company primarily consist of contracts for the construction of plants and commercial or residential buildings. However, the revenue recognition policy for different types of construction contracts is the same and is consistent with the Company’s disclosure contained in the Annual Report. The Company intends to expand the disclosure in its Form 20-F by adding the italicized text as set forth below.

Construction contracts of the Company primarily consist of contracts for the construction of plants and commercial or residential buildings, and revenue recognition for different types of contracts is as follows:

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenue includes the initial amount agreed in the contract plus any variation in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. The stage of completion of a contract is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

When the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable. An expected loss on the construction contract shall be recognized as an expense immediately.

4. Financial risk management, page F-51

21.	In future filings, please expand upon your credit risk disclosures to discuss the risks associated with counterparties to your investment securities and derivative contracts in addition to your receivables. Please refer to IFRS 7.36 - .38 for guidance.

The amount of investment securities and derivative contracts held by the Company is relatively small compared to its receivables. Therefore, the disclosure of credit risk management has been stated focusing on the receivables. In future filings, the Company will revise the credit risk disclosure reflecting IFRS 7.36 ~ .38 as follows.

Mr. Terence O’Brien

Securities and Exchange Commission

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from financing guarantees and unused sales contracts. The Company operates a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rating evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Debt security is analyzed individually, and an expected loss shall be directly deducted from debt security.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s Treasury Department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship. Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

7. Other Financial Assets, page F-55

22.	We note that you have recognized impairment losses on your investment in SK Telecom Co., Ltd. upon adoption of IFRS-IASB and during fiscal year 2011. Please tell us the carrying value of your investment in SK Telecom for each period presented along with the number of shares held. Please also tell us the amount of unrecognized gains/(losses) included in accumulated other comprehensive income for this investment for each period presented.

The Company’s date of transition to IFRS is January 1, 2010, and changes in its investment (in Won) in SK Telecom Co., Ltd. after adoption of IFRS are as follows:

Period	Carrying Value	Number of Shares	Carrying Value per Share	Other Comprehensive Income	Accumulated Other Comprehensive Income	Impairment	Accumulated Impairment
2010-01-01	743,845,214,667	4,372,096	170,135	N/A	24,374,998,806	N/A	(503,058,762,193)
2010-12-31	809,279,708,034	4,452,057	181,777	51,105,187,498	75,480,186,304	—	(503,058,762,193)
2011-12-31	640,220,688,964	4,528,117	141,388	(75,480,186,304)	—	(107,376,810,415)	(610,435,572,608)

Mr. Terence O’Brien

Securities and Exchange Commission

10. Investments in Associates and Joint Ventures, page F-57

23.	Please confirm to us that there are no restrictions on the ability of any of your associates or joint ventures to transfer funds to you, the parent, in the form of cash dividends or to repay loans or advances. Otherwise, please provide the disclosure required by IAS 28.37(f) in future filings.

The Company acknowledges the Staff’s comment and confirms that there are no restrictions on the ability of associates to transfer funds to the investor in the form of cash dividends or to repay loans or advances.

The Company will provide disclosure similar to the above in Note 1(d) in its 2012 Form 20-F.

24.	Please confirm to us that the associates and joint ventures do not have any loss contingencies for which there is a possible, material obligation from past events. Otherwise, please provide the disclosures required by IAS 28.40 in future filings.

The Company acknowledges the Staff’s comment and confirms that the associates and joint ventures do not have any loss contingencies for which there is a possible material obligation from past events.

12. Property, Plant and Equipment, Net, page F-62

25.	In future filings, please disclose the gross carrying amount and accumulated depreciation and government grants at the asset class level for each period presented rather than at the consolidated level. Please refer to IAS 16.73(d) for guidance.

The Company will include the following revised disclosure in Note 12(a) in its 2012 Form 20-F by adding the gross carrying amount and accumulated depreciation and government grants at asset class level for each period.

(a)	Property, plant and equipment as of December 31, 20xx and 20xx are as follows:

	20xx				20xx
	Cost	Accumulated depreciation	Government grants	Book value	Cost	Accumulated depreciation	Government grants	Book value
Land
Buildings
Structures
Machinery and equipment
Vehicles
Tools
Furniture and fixtures
Capital lease assets
Construction-in-progress
Total

Mr. Terence O’Brien

Securities and Exchange Commission

13. Goodwill and Other Intangible Assets, page F-64

26.	In future filings, please disclose the gross carrying amount and accumulated amortization and government grants for each class of intangible assets for each period presented rather than at the consolidated level. Please refer to IAS 38.118(c) for guidance.

The Company will include the following revised disclosure in Note 13(a) in its 2012 Form 20-F by adding the gross carrying amount and accumulated amortization and government grants for each class of intangible assets for each period.

(a)	Goodwill and other intangible assets as of December 31, 20xx and 20xx are as follows:

	20xx				20xx
	Cost	Accumulated amortization	Government grants	Book value	Cost	Accumulated amortization	Government grants	Book value
Goodwill
Intellectual property rights
Premium in rental
Development expense
Port facilities usage rights
Exploration and evaluation assets
Mining development assets
Client relationships
Other intangible assets
Total

27.	In future filings, please expand upon your disclosures for the goodwill allocated to the Daewoo International Corporation cash-generating unit to provide the following additional information:

•	A description of all the key assumptions used to base the cash flow projections (e.g., growth rates and expected changes to selling prices and direct costs) in accordance with IAS 36.134(d)(i).

Mr. Terence O’Brien

Securities and Exchange Commission

•

A description of your approach to determining the values assigned to these key assumptions, whether those values reflect past experience or are consistent with external sources of information, and, if appropriate, how and why the values differ from past experience or external sources of information in accordance with IAS 36.134(d)(ii).

•	Clarification as to whether the terminal growth rate exceeds the long-term average growth rates in accordance with IAS 36.134(d)(iv).

•

Clarification that it is not reasonably possible a change in key assumptions would cause the cash-generating unit to exceed its recoverable amount. Otherwise, please provide the disclosures required by IAS 36.134(f).

Please provide us with the disclosures you would have provided in your fiscal year 2011 Form 20-F in response to this comment.

The disclosure that the Company would have included in Note 13(c) in response to the Staff’s comment and in accordance with IAS 36.134(d)(i), IAS 36.134(d)(ii), IAS 36.134(d)(iv) and IAS 36.134(f) is set forth below. Additional disclosure is shown as italicized text.

Recoverable amounts of Daewoo International Corporation were determined in conjunction with external evaluation company based on value-in-use. As of December 31, 2011, value-in-use is estimated by applying a discount rate of 7.15% to the next 5 years, of estimated future cash flows, based on the management`s business plan, and a terminal growth rate of 2.9%. This terminal growth rate does not exceed the average long-term growth rate for the relevant markets. No impairment loss of goodwill was recognized during the year ended December 31, 2011 as the recoverable amount exceeded the carrying value of the CGU.

In validating the value-in-use determined for the CGU, the key assumptions used in the discounted cash-flow model such as discount rates and terminal growth rates were sensitized to test the resilience of value-in-use in 2011. If the estimated average discount rates used in these valuations were increased by 0.25%, the estimated value-in-use would have decreased by 4.15% in total. If the estimated terminal growth rate were decreased by 0.25%, the estimated value-in-use would have decreased by 3.64% in total. If the discount rate assumptions were increased by 0.25% or the terminal growth rate assumptions were decreased by 0.25%, there would be no impact on goodwill impairment.

The management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGU.

The key assumptions used in the value-in-use calculations are as follows:

Mr. Terence O’Brien

Securities and Exchange Commission

•	Discount rate: Weighted average cost of capital based on the capital structure attributable to the CGU.

•	Terminal growth rate: Long-term economic growth rate of Republic of Korea presented in Economist Intelligence Unit Country Forecast Report.

•	Revenue and Cost: The figures are based on historical experience and expectations of future changes in the market.

17. Provisions, page F-68

28.	In future filings, please revise your tables for the changes in provisions for each period presented to separately present the portion of the provisions that were used and the portion of the provisions that were unused and reversed during the period. Please refer to IAS 37.84(c) and .84(d) for guidance.

In Note 17(b) and Note 17(c) in the 2012 Form 20-F, the Company will disclose the following revised tables for changes in provisions for each period presented to separately present the portion of the provisions that were used and the portion of the provisions that were unused and reversed during the period.

Changes in provisions for the year period ended December 31, 20xx are as follows:

	Beginning	Increase	Using	Reverse	Others	Ending
Provision for bonus payments
Provision for construction warranties
Provision for legal contingencies and claims
Others
Total

18. Employee Benefits, page F-69

29.	In future filings, please expand upon your defined benefit plan disclosures to address the following:

•	Clarify what you mean that you “partially” operate defined benefit pension plan for employees. Please supplementally provide us with the clarifying disclosure you intend to include in future filings.

•	Provide a general description of the type of defined benefit plans you offer to your employees in accordance with IAS 19.120A(b) and .122.

Mr. Terence O’Brien

Securities and Exchange Commission

•	Disclose the basis used to determine the overall expected rate of return in accordance with IAS 19.120A(l).

•	Disclose the actual return on plan assets in accordance with IAS 19.120A(m).

•	Disclose your best estimate of the contribution you expect to pay to the plan during your next fiscal year in accordance with IAS 19.120A(q).

(1) The Company respectfully submits that inclusion of the term “partially” was an inaccurate translation. The Company operates defined contribution pension plans as well as defined benefit pension plans for its employees. Therefore, the Company intends to revise the disclosure in its 2012 Form 20-F by adding the italicized text and removing the struck-through text as set forth below:

(a) Defined Contribution Plans

The Company ~~partially~~ operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee as a separate fund from the Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the year ended December 31, 2011 is ￦ 8,874 million, which is included in profit or loss based on the function of the related employees.

(b) Defined Benefit Plan

The Company ~~partially~~ also operates a defined benefit pension plan for employees and uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

(2) Under the Company’s defined benefit pension plan, the Company provides only lump-sum severance payment when its employees retire, and there are no other benefits such as salary preservation or health insurance for certain future periods. In future filings, the Company intends to expand the disclosure to provide a general description of the type of defined benefit plans as follows:

The Company ensures employee’s severance pay under defined benefit pension plan. Benefits vary based on such employees’ length of service and salary.

The disclosure of the basis used to determine the overall expected rate of return in accordance with IAS 19.120(A)(l) will be as follows:

The overall expected rate of return is the weighted average of the expected returns of various categories of plan assets held. The management’s assessment of the expected returns is based on historical return and analysts’ predictions of the market for the asset over the life of the related obligation.

Mr. Terence O’Brien

Securities and Exchange Commission

The disclosure of the actual return on plan assets in accordance with IAS 19.120A(m) will be as follows:

The Actual return on plan assets amounted to ￦ XXX million and ￦ XXX million for the years ended December 31, 20XX and 20XX, respectively.

The disclosure of best estimate of the contribution expected to be paid to the plan during next fiscal year in accordance with IAS 19.120A(q) will be as follows:

The Company expects to make a contribution of ￦ XXX million (20xx: ￦ XXX million) to the defined benefit plans during the next financial year.

24. Stock Appreciation Rights, page F-81

30.	In future filings, please expand upon your stock appreciation rights disclosures to provide the following:

•	A description of the material terms of the stock appreciation rights plan in accordance with IFRS 2.45(a).

•	The information for the number and weighted-average exercise price of the stock appreciation rights required by IFRS 2.45(b)(i), .45(b)(vi), and .45(b)(vii).

•	The information required for the stock appreciation rights exercised during the periods presented required by IFRS 2.45(c).

•	The information required for stock appreciation rights outstanding required by IFRS 2.45(d).

•	The option pricing model used to estimate the fair value of the stock appreciation rights in accordance with IFRS 2.47(a)(i).

•	The manner in which expected volatility was determined in accordance with IFRS 2.47(a)(ii).

The exercise period of stock appreciation rights granted to the Company’s executive officers expired on April 28, 2012. The Company does not have any plans to grant stock appreciation rights in the foreseeable future. If the Company grants stock appreciation rights in the future, the Company will include stock appreciation right disclosures in accordance with IFRS 2 in its future filings.

Mr. Terence O’Brien

Securities and Exchange Commission

25. Construction Contracts, page F-81

31.	In future filings, please provide the disclosures required by IAS 8.39 for the changes in estimates of contract revenue or contract costs or the effect of a change in the estimate of the outcome of a contract. Please refer to IAS 11.38 for guidance.

Most of the construction contracts performed by the Company are not long-term projects. The Company believes that the net income effect from changes in estimates of contract revenue or contract costs in 2011 is Won 20 billion and is not material to the Company’s financial statements. Therefore, the Company did not disclose such matter in its Annual Report. However, if the effect from changes in estimates of contract revenue or contract costs is material, the Company will provide the required disclosures in its future filings.

30. Finance Income and Costs, page F-84

32.	We note that you have recognized gains and losses on foreign currency translation for each period presented within profit before income tax. We further note your accounting policy is to recognize foreign currency differences between the functional currency of your subsidiaries and the presentation currency in other comprehensive income. Further, we did not note any material disposition of businesses that would result in the reclassification of foreign currency translation differences into profit before income tax. As such, please explain to us what these gains and losses on foreign currency translation represent. In future filings, please expand upon your MD&A discussion and analysis of these line items to provide investors with additional insight into what these line items represent.

The accounts of the Company related to foreign currency translation are used as follows:

•	Gains and losses on foreign currency transactions within profit before income tax are used for recognizing exchange differences arising on the settlement of monetary items.

•

Gains and losses on foreign currency translations within profit before income tax are used for recognizing exchange differences arising on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

•

Currency translation differences in other comprehensive income are used for recognizing foreign currency differences between the functional currency of foreign subsidiaries and the presentation currency. When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal (e.g., gain on disposals of assets held for sale). Therefore, reclassification of foreign translation difference due to disposal of foreign operation is not included in gains and losses on foreign currency translation within profit before income tax.

Mr. Terence O’Brien

Securities and Exchange Commission

In future filings, the Company will expand its MD&A discussion and analysis of these line items to provide investors with additional insight into what these line items represent.

33. Related Party Transactions, page F-90

33.	Please provide us with an explanation of the differences between the related party sales and other transactions reflected in this footnote disclosure with the amount of internal revenues between the reportable segments reflected in Note 36.

While the Company summarized intra-group sales transactions not only between POSCO and subsidiaries but also among subsidiaries in Note 36.(c) Internal revenue, the Company has only disclosed significant sales and others transactions between POSCO and POSCO’s subsidiaries and associates in Note 33.(a) sales and others.

Therefore, the amount in Note 36.(c) Internal revenue does not match the amount in Note 33.(a) sales and others.

34. Commitments and Contingencies, page F-92

34.	We note that Nippon Steel Corporation filed civil lawsuits against you in Japan and the United States on April 25, 2012. Please confirm to us that you have assessed the outcome of the civil lawsuits to be remote in terms of materiality to your consolidated financial statements. Otherwise, please confirm to us that you will provide the disclosures required by IAS 37.86 in future filings and provide us with the disclosure you intend to include.

Mr. Terence O’Brien

Securities and Exchange Commission

Nippon Steel Corporation filed a civil lawsuit in Japan on April 19, 2012 relating to claims of alleged improper acquisition of trade secrets related to production of grain oriented electrical steel sheets as well as a civil lawsuit in the United States on April 24, 2012 relating to claims of alleged infringement of the patents related to such production process. On June 22, 2012, the Company received the petitions relating to such lawsuits.

The Company plans to vigorously defend against such claims, which lawsuits remain at their early stages as of the date of this response letter. With respect to the civil lawsuit in Japan, the Company plans to submit its answer to the complaint by October 18, 2012 and the initial hearing is scheduled for October 25, 2012. With respect to the civil lawsuit in the United States, the Company’s answer to the complaint was filed on July 13, 2012 and the scheduling conference was held on August 21, 2012. Due to the early stage status of the litigations, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of the civil lawsuits, and the Company has not accrued a liability for these lawsuits.

Pursuant to IAS 37.86, the Company included a description of the nature of such lawsuits in its consolidated financial statements as of, and for the six months ended, June 30, 2012 (which have been submitted to the Commission under Form 6-K on September 11, 2012) as follows:

On April 25, 2012, Nippon Steel Corporation announced that it has filed civil lawsuits against POSCO and two subsidiaries- POSCO America Corporation and POSCO Japan Co., Ltd. relating to claims of alleged improper acquisition and infringement of intellectual property rights related to the production of grain oriented electrical steel sheets.

It is too early in the Nippon Steel Corporation civil lawsuits proceedings for the Company to estimate the expected financial effect that will result from the ultimate resolution of the proceeding. For all other lawsuits and claims, the Company believes that although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material to the Company. No provision is recorded in connection with the above lawsuits and claims as of June 30, 2012.

The Company will continue to provide the disclosures required by IAS 37.86 in its future filings. However, the Company respectfully submits that since the litigation will likely continue to evolve prior to submission of its 2012 Form 20-F, it is premature to provide the staff with intended disclosure for inclusion therein at this time.

*    *    *    *    *

Mr. Terence O’Brien

Securities and Exchange Commission

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing is responsive to your inquiries. Please direct any further questions or comments to POSCO’s Investor Relations Department at +82-2-3457-1085 (fax: +82-2-3457-1982; e-mail: sg.lee@posco.com), or POSCO’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at +852-2532-3723 (fax: +852-2160-1023; e-mail: jhan@cgsh.com) or Jay Hoon Choi at +8210-4815-3776 (fax: +852-2160-1076; e-mail: jchoi@cgsh.com).

Sincerely,

/s/ Park, Ki-Hong

Park, Ki-Hong Senior Executive Vice President Chief Financial and Planning Officer

cc:	Tracey Smith

Staff Accountant

Securities and Exchange Commission

Jessica Dickerson

Staff Attorney

Securities and Exchange Commission

Jinduk Han

Partner

Cleary Gottlieb Steen & Hamilton LLP